Exhibit 99.11
Ind AS Consolidated

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Consolidated Interim Financial Statements

We have audited the accompanying consolidated interim financial statements of Infosys Limited (“the Company”) and its subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheet as at 30 September 2016, the consolidated statement of profit and loss (including other comprehensive income) for the three months and six months then ended, the consolidated statement of cash flows and the consolidated statement of changes in equity for the six months then ended and a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Company’s Board of Directors is responsible for the preparation of these consolidated interim financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) 34, Interim Financial Reporting as specified under section 133 of the Companies Act, 2013 (‘the Act’) read with relevant rules issued thereunder.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit of the consolidated interim financial statements in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated interim financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India including the Ind AS, of the consolidated financial position of the Company as at 30 September 2016 and its consolidated financial performance including other comprehensive income for the three months and six months then ended, its consolidated cash flows and the consolidated changes in equity for the six months then ended.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
14 October 2016

INFOSYS LIMITED AND SUBSIDIARIES

In crore

Consolidated Balance Sheets as at	Note	September 30, 2016	March 31, 2016	April 1, 2015
ASSETS
Non-current assets
Property, plant and equipment	2.4	8,901	8,637	7,685
Capital work-in-progress		1,067	960	776
Goodwill	2.5	3,771	3,764	3,091
Other intangible assets	2.5	904	985	638
Investment in associate	2.25	99	103	93
Financial Assets:
Investments	2.6	1,931	1,714	1,305
Loans	2.7	26	25	31
Other financial assets	2.8	302	286	173
Deferred tax assets (net)	2.17	628	536	536
Income tax assets (net)	2.17	5,248	5,230	4,089
Other non-current assets	2.11	1,620	1,357	698
Total non-current assets		24,497	23,597	19,115
Current assets
Financial Assets:
Investments	2.6	2,154	75	874
Trade receivables	2.9	11,571	11,330	9,713
Cash and cash equivalents	2.10	31,732	32,697	30,367
Loans	2.7	264	303	222
Other financial assets	2.8	6,883	5,190	4,527
Other Current Assets	2.11	2,005	2,158	1,541
Total current assets		54,609	51,753	47,244
Total assets		79,106	75,350	66,359
EQUITY AND LIABILITIES
Equity
Equity share capital	2.13	1,144	1,144	572
Other equity		63,681	60,600	54,198
Total equity attributable to equity holders of the Company		64,825	61,744	54,770
Non-controlling interests		–	–	–
Total equity		64,825	61,744	54,770
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.14	106	69	–
Deferred tax liabilities (net)	2.17	235	252	159
Other non–current liabilities	2.15	45	46	47
Total non-current liabilities		386	367	206
Current liabilities
Financial Liabilities
Trade payables		307	386	140
Other financial liabilities	2.14	6,356	6,302	5,983
Other current liabilities	2.15	2,760	2,629	1,964
Provisions	2.16	621	512	478
Income tax liabilities (net)	2.17	3,851	3,410	2,818
Total current liabilities		13,895	13,239	11,383
Total equity and liabilities		79,106	75,350	66,359

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

        in crore, except equity share and per equity share data

Consolidated Statement of Profit and Loss	Note	Three months ended September 30,		Six months ended September 30,
		2016	2015	2016	2015
Revenue from operations	2.18	17,310	15,635	34,091	29,989
Other income, net	2.19	760	793	1,513	1,549
Total income		18,070	16,428	35,604	31,538
Expenses
Employee benefit expenses	2.20	9,648	8,558	18,930	16,612
Deferred consideration pertaining to acquisition		–	64	–	124
Cost of technical sub-contractors		940	858	1,857	1,608
Travel expenses		520	582	1,260	1,137
Cost of software packages and others	2.20	381	354	657	666
Communication expenses		136	111	256	223
Consultancy and professional charges		165	184	340	353
Depreciation and amortisation expenses	2.4 and 2.5	424	358	824	671
Other expenses	2.20	787	573	1,612	1,154
Total expenses		13,001	11,642	25,736	22,548
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE		5,069	4,786	9,868	8,990
Share in net profit/(loss) of associate		(3)	(1)	(5)	(1)
PROFIT BEFORE TAX		5,066	4,785	9,863	8,989
Tax expense:
Current tax	2.17	1,469	1,441	2,936	2,574
Deferred tax	2.17	(9)	(54)	(114)	(12)
PROFIT FOR THE PERIOD		3,606	3,398	7,041	6,427
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(40)	(7)	(57)	(14)
		(40)	(7)	(57)	(14)
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges	2.12	2	–	2	–
Exchange differences on translation of foreign operations		(51)	62	(13)	206
		(49)	62	(11)	206
Total other comprehensive income, net of tax		(89)	55	(68)	192
Total comprehensive income for the period		3,517	3,453	6,973	6,619
Profit attributable to:
Owners of the company		3,606	3,398	7,041	6,427
Non-controlling interests		–	–	–	–
		3,606	3,398	7,041	6,427
Total comprehensive income attributable to:
Owners of the company		3,517	3,453	6,973	6,619
Non-controlling interests		–	–	–	–
		3,517	3,453	6,973	6,619
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic ()		15.77	14.87	30.81	28.12
Diluted ()		15.77	14.87	30.80	28.12
Weighted average equity shares used in computing earnings per equity share	2.23
Basic		228,56,41,710	228,56,14,029	228,56,32,081	228,56,12,157
Diluted		228,59,49,303	228,57,13,042	228,58,75,988	228,56,96,678

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

In crore

Particulars	Equity Share capital #	OTHER EQUITY											Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Other reserves(2)	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2015	572	2,784	41,606	54	9,336	2	–	4	–	411	–	1	54,770
Changes in equity for the six months ended September 30, 2015
Increase in share capital on account of bonus issue# (refer to note 2.13)	572	–	–	–	–	–	–	–	–	–	–	–	572
Amounts utilized for bonus issue (refer note 2.13)#	–	(572)	–	–	–	–	–	–	–	–	–	–	(572)
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(265)	–	–	–	265	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	265	–	–	–	(265)	–	–	–	–	–	–
Share based payments to employees (refer to note 2.13)	–	–	–	–	–	4	–	–	–	–	–	–	4
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22.1 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(14)	(14)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(4,061)	–	–	–	–	–	–	–	–	–	(4,061)
Fair value changes on derivatives designated as cash flow hedge	–	–	–	–	–	–	–	–	–	–	–	–	–
Profit for the period	–	–	6,427	–	–	–	–	–	–	–	–	–	6,427
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	207	–	–	207
Balance as of September 30, 2015	1,144	2,212	42,755	54	10,553	6	–	4	–	618	–	(13)	57,333

Consolidated Statements of Changes in Equity (contd.)

In crore

Particulars	Equity Share capital #	OTHER EQUITY											Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Other reserves(2)	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	715	–	(11)	61,744
Changes in equity for the six months ended September 30, 2016
Share based payments to employees (refer to note 2.13)	–	–	–	–	–	30	–	–	–	–	–	–	30
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	–	1
Excersice of stock options (refer to note 2.13)	–	3	–	–	–	(3)	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(3,923)	–	–	–	–	–	–	–	–	–	(3,923)
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(551)	–	–	–	551	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	551	–	–	–	(551)	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22.1 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(57)	(57)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge	–	–	–	–	–	–	–	–	–	–	2	–	2
Profit for the period	–	–	7,041	–	–	–	–	–	–	–	–	–	7,041
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	(13)	–	–	(13)
Balance as of September 30, 2016	1,144	2,217	48,602	54	12,132	35	–	5	–	702	2	(68)	64,825

# net of treasury shares

The non controlling interest for each of the above periods is less than 1 crore

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

In crore

Consolidated Statements of Cash Flows	Six months ended September 30,
	2016	2015
Cash flow from operating activities
Profit for the period	7,041	6,427
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2,822	2,562
Depreciation and amortization	824	671
Interest and dividend income	(1,324)	(1,375)
Allowances for credit losses on financial assets	40	7
Exchange differences on translation of assets and liabilities	27	50
Deferred purchase price	–	124
Other adjustments	205	79
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,145)	(1,231)
Loans, other financial assets and other assets	95	(717)
Trade payables	(78)	(33)
Other financial liabilities, other liabilities and provisions	223	1,325
Cash generated from operations	8,730	7,889
Income taxes paid	(2,499)	(2,862)
Net cash generated by operating activities	6,231	5,027
Cash flows from investing activities
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(1,469)	(1,268)
Loans to employees	38	(6)
Deposits placed with corporation	(85)	(24)
Interest and dividend received on investments	585	391
Payment for acquisition of business, net of cash acquired	–	(549)
Payment of contingent consideration for acquisition of business	(36)	–
Payments to acquire financial assets
Preference securities	(54)	(22)
Tax free bonds and government bonds	(5)	(201)
Liquid mutual fund units	(20,217)	(13,664)
Non convertible debentures	(154)	–
Others	(8)	(15)
Proceeds on sale of financial assets
Tax free bonds and government bonds	4	–
Liquid mutual fund units	18,159	13,932
Fixed maturity plan securities	–	33
Net cash used in investing activities	(3,242)	(1,393)
Cash flows from financing activities:
Payment of dividends (including corporate dividend tax)	(3,910)	(4,061)
Net cash used in financing activities	(3,910)	(4,061)
Net decrease in cash and cash equivalents	(921)	(427)
Cash and cash equivalents at the beginning	32,697	30,367
Effect of exchange rate changes on cash and cash equivalents	(44)	6
Cash and cash equivalents at the end	31,732	29,946
Supplementary information:
Restricted cash balance	522	382

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are approved for issue by the company's Board of Directors on October 14, 2016

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Group has adopted all the Ind AS standards and the adoptions was carried out in accordance with Ind AS 101 - First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition has been summarized in Note 2.1 and 2.2.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.25. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of profit and loss

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of profit and loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the statement of profit and loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of profit and loss. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

1.11.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of profit and loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of profit and loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of profit and loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of profit and loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.11.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments.

1.13 Impairment

a. Financial assets

The group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in statement of profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of profit and loss and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the statement of profit and loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of profit and loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of profit and loss.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.20 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of profit and loss over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

INFOSYS LIMITED AND SUBSIDIARIES

2 Notes to the consolidated financial statements for the three months and six months ended September 30, 2016

2.1 First-time adoption of Ind-AS

These consolidated interim financial statements of Infosys Limited and its subsidiaries for the three months and six months ended September 30, 2016 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the company has followed the guidance prescribed in Ind AS 101 - First Time adoption of Indian Accounting Standard, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the consolidated financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in note 1 have been applied in preparing the consolidated financial statements for the three months and six months ended September 30, 2016 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Group’s Balance sheet, Consolidated Statement of profit and loss, is set out in note 2.2.1 and 2.2.2. Exemptions on first time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in note 2.1.1

2.1.1 Exemptions availed on first time adoption of Ind-AS 101

Ind-AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Group has accordingly applied the following exemptions

(a) Business Combination

The Group is allowed to choose any date in the past from which it wants to account for the business combinations under Ind AS 103, without having to restate business combinations prior to such date. Accordingly, the group has applied the standard for all acquisitions completed after April 1, 2007, which coincides with the group's date of transition to IFRS.

For all such acquisitions,

•	Intangible assets previously included within goodwill under IGAAP have been recognized separately in the opening Balance Sheet in accordance with Ind AS 103
•	deferred taxes have been recorded on intangible assets, wherever applicable
•	goodwill has been restated in accordance with Ind AS 21, with the corresponding impact in the other comprehensive income in equity
•	retained earnings has been adjusted to include the amortization on identified intangibles, net of taxes, that would have been recorded from the date of acquisition till the transition date.

(b) Share-based payment transaction

The group is allowed to apply Ind AS 102 Share-based payment to equity instruments that remain unvested as of transition date. The group has elected to avail this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 plan (Formerly 2011 plan). Accordingly, these options have been measured at fair value as against intrinsic value, previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Options Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(c) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as 'FVOCI' on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Group has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

INFOSYS LIMITED AND SUBSIDIARIES

2.2 Reconciliations

The following reconciliations provides the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101

1. Equity as at April 1, 2015, September 30, 2015 and March 31, 2016

2. Net profit for the three months and six months ended September 30, 2015 and year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

In crore

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at September 30, 2015			Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
ASSETS
Non-current assets
Property, plant and equipment		7,685	–	7,685	7,861	–	7,861	8,637	–	8,637
Capital work-in-progress		776	–	776	1,008	–	1,008	960	–	960
Goodwill	(a)	3,595	(504)	3,091	4,265	(597)	3,668	4,476	(712)	3,764
Other Intangible assets	(a)	66	572	638	67	850	917	67	918	985
Investment in associate		93	–	93	96	–	96	103	–	103
Financial Assets:							–
Investments	(b)	1,305	–	1,305	1,538	–	1,538	1,714	–	1,714
Loans		31	–	31	42	–	42	25	–	25
Other financial assets		173	–	173	222	–	222	286	–	286
Deferred tax assets (net)	(c)	536	–	536	513	–	513	533	3	536
Income Tax assets (net)		4,089	–	4,089	4,693	–	4,693	5,230	–	5,230
Other non-current assets		698	–	698	1,200	–	1,200	1,357	–	1,357
Total non-current assets		19,047	68	19,115	21,505	253	21,758	23,388	209	23,597
Current assets
Financial Assets:
Investments	(b)	872	2	874	582	–	582	75	–	75
Trade Receivables		9,713	–	9,713	10,397	–	10,397	11,330	–	11,330
Cash and cash equivalents		30,367	–	30,367	29,946	–	29,946	32,697	–	32,697
Loans		222	–	222	217	–	217	303	–	303
Other financial assets		4,527	–	4,527	6,219	–	6,219	5,190	–	5,190
Other Current Assets		1,541	–	1,541	1,774	–	1,774	2,158	–	2,158
Total current assets		47,242	2	47,244	49,135	–	49,135	51,753	–	51,753
Total assets		66,289	70	66,359	70,640	253	70,893	75,141	209	75,350
EQUITY AND LIABILITIES
Equity
Equity Share capital		572	–	572	1,144	–	1,144	1,144	–	1,144
Other equity	(g)	50,164	4,034	54,198	53,411	2,778	56,189	56,682	3,918	60,600
Total equity attributable to equity holders of the Company		50,736	4,034	54,770	54,555	2,778	57,333	57,826	3,918	61,744
Non–controlling interests		–	–	–	–	–	–	–	–	–
Total equity		50,736	4,034	54,770	54,555	2,778	57,333	57,826	3,918	61,744
Non–current liabilities
Financial Liabilities
Other financial liabilities	(d)	–	–	–	102	(22)	80	80	(11)	69
Deferred tax liabilities (net)	(c)	–	159	159	–	277	277	–	252	252
Other non-current liabilities	(e)	50	(3)	47	49	(2)	47	46	–	46
Total non–current liabilities		50	156	206	151	253	404	126	241	367
Current liabilities
Financial Liabilities
Trade Payables		140	–	140	110	–	110	386	–	386
Other financial liabilities	(d)	6,021	(38)	5,983	7,171	(9)	7,162	6,309	(7)	6,302
Other current liabilities	(e)	1,968	(4)	1,964	5,100	(2,769)	2,331	2,633	(4)	2,629
Provisions	(f)	4,556	(4,078)	478	435	–	435	4,451	(3,939)	512
Income tax liabilities (net)		2,818	–	2,818	3,118	–	3,118	3,410	–	3,410
Total current liabilities		15,503	(4,120)	11,383	15,934	(2,778)	13,156	17,189	(3,950)	13,239
Total equity and liabilities		66,289	70	66,359	70,640	253	70,893	75,141	209	75,350

Explanations for Reconciliation of Balance Sheet as previously reported under IGAAP to IND AS

(a) Goodwill and Intangible assets

Intangible assets and deferred tax asset/liabilities in relation to business combinations which were included within Goodwill under IGAAP, have been recognized separately under Ind–AS with corresponding adjustments to retained earnings and other comprehensive income for giving effect of amortisation expenses and exchange gains and losses.

(b) Investments

Tax free bonds are carried at amortised cost both under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS compared to being carried at cost under IGAAP.

(c) Deferred taxes

Deferred taxes in relation to business combinations have been recognised under Ind-AS

(d) Other financial Liabilities

Adjustments includes impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS

(e) Other liabilities

Adjustments that reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 - Employee Benefits requires such gains and losses to be adjusted to retained earnings. Also reflects adjustments for interim dividend (including corporate dividend tax), declared and approved by the board, post reporting period.

(f) Provisions

Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

(g) Other Equity

1.	Adjustments to retained earnings and other comprehensive income has been made in accordance with Ind AS, for the above mentioned line items.
2.	In addition, as per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

INFOSYS LIMITED AND SUBSIDIARIES

2.2.2 Reconciliation Statement of Profit and loss as previously reported under IGAAP to IND AS in crore

Particulars	Note	Three months ended September 30, 2015			Six months ended September 30, 2015			Year ended March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		15,635	–	15,635	29,989	–	29,989	62,441	–	62,441
Other income, net		792	1	793	1,548	1	1,549	3,128	(5)	3,123
Total Income		16,427	1	16,428	31,537	1	31,538	65,569	(5)	65,564
Expenses
Employee benefit expenses	(h)	8,567	(9)	8,558	16,629	(17)	16,612	34,418	(12)	34,406
Deferred consideration pertaining to acquisition	(i)	46	18	64	91	33	124	110	39	149
Cost of technical sub-contractors		858	–	858	1,608	–	1,608	3,531	–	3,531
Travel expenses		582	–	582	1,137	–	1,137	2,263	–	2,263
Cost of software packages and others		354	–	354	666	–	666	1,274	–	1,274
Communication expenses		111	–	111	223	–	223	449	–	449
Consultancy and professional charges		184	–	184	353	–	353	779	–	779
Depreciation and amortisation expenses	(j)	313	45	358	595	76	671	1,266	193	1,459
Other expenses	(i)	569	4	573	1,150	4	1,154	2,497	14	2,511
Total expenses		11,584	58	11,642	22,452	96	22,548	46,587	234	46,821
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE		4,843	(57)	4,786	9,085	(95)	8,990	18,982	(239)	18,743
Share in net profit/(loss) of associate		(1)	–	(1)	(1)	–	(1)	(3)	–	(3)
PROFIT BEFORE TAX		4,842	(57)	4,785	9,084	(95)	8,989	18,979	(239)	18,740
Tax expense:
Current tax	(k)	1,439	2	1,441	2,570	4	2,574	5,315	3	5,318
Deferred tax	(l)	(41)	(13)	(54)	9	(21)	(12)	(14)	(53)	(67)
PROFIT FOR THE PERIOD		3,444	(46)	3,398	6,505	(78)	6,427	13,678	(189)	13,489
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(h)	–	(7)	(7)	–	(14)	(14)	–	(12)	(12)
Equity instruments through other comprehensive income		–	–	–	–	–	–	–	–	–
		–	(7)	(7)	–	(14)	(14)	–	(12)	(12)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(m)	18	44	62	57	149	206	81	222	303
		18	44	62	57	149	206	81	222	303
Total other comprehensive income, net of tax		18	37	55	57	135	192	81	210	291
Total comprehensive income for the period		3,462	(9)	3,453	6,562	57	6,619	13,759	21	13,780
Profit attributable to:
Owners of the company		3,444	(46)	3,398	6,505	(78)	6,427	13,678	(189)	13,489
Non-controlling interests		–	–	–	–	–	–	–	–	–
		3,444	(46)	3,398	6,505	(78)	6,427	13,678	(189)	13,489
Total comprehensive income attributable to:
Owners of the company		3,462	(9)	3,453	6,562	57	6,619	13,759	21	13,780
Non–controlling interests		–	–	–	–	–	–	–	–	–
		3,462	(9)	3,453	6,562	57	6,619	13,759	21	13,780

Explanations for Reconciliation of Profit and loss as previously reported under IGAAP to IND AS

(h)	1.	As per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

	2.	Adjustments reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

(i)	Adjustments reflect impact of discounting pertaining to deferred and contingent consideration payable for business combinations

(j)	Adjustment reflects impact of amortisation of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS

(k)	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind AS

(l)	The reduction in deferred tax expense is on account of reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

(m)	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under IGAAP and those prepared under Ind AS.

2.3 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	39	–	39
Intangible assets – technical know-how	–	27	27
Intangible assets – trade name	–	27	27
Intangible assets - customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

* Includes cash and cash equivalents acquired of 18 crore

Goodwill of 4 crore is tax deductible.

The gross amount of trade receivables acquired and its fair value is 29 crore and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During the year ended March 31, 2016, based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ending December 31, 2016, the entire contingent consideration was reversed in the statement of profit and loss.

The retention bonus is treated as a post-acquisition employee remuneration expense as per Ind AS 103. Post-acquisition employee remuneration expense of 30 crore and 61 crore has been recorded in the statement of profit and loss for the three months and six months ended September 30, 2016.

The transaction costs of 11 crore related to the acquisition was recognised under consultancy and professional charges and employee benefit costs in the statement of profit and loss for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the six months ended September 30, 2016, EdgeVerve had repaid 270 crore by redeeming proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	35	–	35
Intangible assets – technology	–	130	130
Intangible assets – trade name	–	14	14
Intangible assets - customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

* Includes cash and cash equivalents acquired of 29 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 57 crore and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the six months ended September 30, 2016 contingent consideration of 40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as of September 30, 2016 and March 31, 2016 is 93 crore and 132 crore, respectively, on an undiscounted basis.

The transaction costs of 12 crore related to the acquisition have been included under consultancy and professional charges and employee benefit costs in the statement of profit and loss for the year ended March 31, 2016.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	9	–	9
Net current assets *	38	–	38
Intangible assets – technology	–	243	243
Intangible assets – trade name	–	21	21
Intangible assets – customer contracts and relationships	–	82	82
Intangible assets – non compete agreements	–	26	26
Deferred tax liabilities on intangible assets	–	(99)	(99)
	47	273	320
Goodwill			1,078
Total purchase price			1,398

* Includes cash and cash equivalents acquired of 116 crore.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 58 crore and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was 1,398 crore.

The transaction costs of 22 crore related to the acquisition have been included under consultancy and professional charges and employee benefit costs in the statement of profit and loss for the year ended March 31, 2015.

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This transaction was treated as post acquisition employee remuneration expense as per Ind AS 103. For the three months and six months ended September 30, 2015, a post-acquisition employee remuneration expense of 64 crore and 124 crore, respectively is recorded in the statement of profit and loss. The liability towards post-acquisition employee remuneration expense was settled during the year ended March 31, 2016.

2.4 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2016:

In crore, except as otherwise stated

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of July 1, 2016	976	655	6,361	1,872	885	4,240	1,494	31	16,514
Additions	9	–	63	74	49	273	91	2	561
Deletions	–	–	–	–	(9)	(20)	(3)	(1)	(33)
Translation difference	–	–	–	(1)	(2)	(4)	(4)	–	(11)
Gross carrying value as of September 30, 2016	985	655	6,424	1,945	923	4,489	1,578	32	17,031
Accumulated depreciation as of July 1, 2016	–	(23)	(2,258)	(1,161)	(535)	(2,767)	(1,029)	(17)	(7,790)
Depreciation	–	(1)	(58)	(64)	(31)	(179)	(48)	(2)	(383)
Accumulated depreciation on deletions	–	–	–	–	9	20	3	1	33
Translation difference	–	–	–	1	1	4	4	–	10
Accumulated depreciation as of September 30, 2016	–	(24)	(2,316)	(1,224)	(556)	(2,922)	(1,070)	(18)	(8,130)
Carrying value as of September 30, 2016	985	631	4,108	721	367	1,567	508	14	8,901
Carrying value as of July 1, 2016	976	632	4,103	711	350	1,473	465	14	8,724

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2015:

In crore, except as otherwise stated

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of July 1, 2015	949	633	5,955	1,492	703	3,647	1,229	35	14,643
Additions	9	–	56	53	41	191	32	2	384
Deletions	–	–	–	–	(2)	(241)	(2)	(1)	(246)
Translation difference	–	–	–	(1)	–	3	2	–	4
Gross carrying value as of September 30, 2015	958	633	6,011	1,544	742	3,600	1,261	36	14,785
Accumulated depreciation as of July 1, 2015	–	(17)	(2,035)	(932)	(432)	(2,402)	(867)	(20)	(6,705)
Depreciation	–	(2)	(54)	(51)	(25)	(142)	(37)	(2)	(313)
Accumulated depreciation on deletions	–	–	–	–	1	93	–	–	94
Translation difference	–	–	–	1	(1)	(2)	1	1	–
Accumulated depreciation as of September 30, 2015	–	(19)	(2,089)	(982)	(457)	(2,453)	(903)	(21)	(6,924)
Carrying value as of September 30, 2015	958	614	3,922	562	285	1,147	358	15	7,861
Carrying value as of July 1, 2015	949	616	3,920	560	271	1,245	362	15	7,938

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2016:

In crore, except as otherwise stated

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Additions	13	5	99	188	97	457	143	5	1,007
Deletions	–	–	–	(1)	(11)	(35)	(4)	(2)	(53)
Translation difference	–	–	–	(1)	(2)	(5)	(5)	–	(13)
Gross carrying value as of September 30, 2016	985	655	6,424	1,945	923	4,489	1,578	32	17,031
Accumulated depreciation as of April 1, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Depreciation	–	(2)	(115)	(126)	(59)	(343)	(93)	(3)	(741)
Accumulated depreciation on deletions	–	–	–	1	11	35	4	2	53
Translation difference	–	–	–	1	1	4	5	–	11
Accumulated depreciation as of September 30, 2016	–	(24)	(2,316)	(1,224)	(556)	(2,922)	(1,070)	(18)	(8,130)
Carrying value as of September 30, 2016	985	631	4,108	721	367	1,567	508	14	8,901
Carrying value as of April 1, 2016	972	628	4,124	659	330	1,454	458	12	8,637

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2015:

In crore, except as otherwise stated

	Land– Freehold	Land– Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	931	633	5,881	1,427	676	3,347	1,179	34	14,108
Acquisitions through business combinations	–	–	–	–	1	2	1	–	4
Additions	27	–	130	117	69	494	79	3	919
Deletions	–	–	–	–	(5)	(254)	(3)	(2)	(264)
Translation difference	–	–	–	–	1	11	5	1	18
Gross carrying value as of September 30, 2015	958	633	6,011	1,544	742	3,600	1,261	36	14,785
Accumulated depreciation as of April 1, 2015	–	(16)	(1,982)	(881)	(412)	(2,287)	(826)	(19)	(6,423)
Acquisitions through business combinations	–	–	–	–	(1)	(1)	–	–	(2)
Depreciation	–	(3)	(107)	(101)	(47)	(256)	(77)	(3)	(594)
Accumulated depreciation on deletions	–	–	–	–	4	100	1	1	106
Translation difference	–	–	–	–	(1)	(9)	(1)	–	(11)
Accumulated depreciation as of September 30, 2015	–	(19)	(2,089)	(982)	(457)	(2,453)	(903)	(21)	(6,924)
Carrying value as of September 30, 2015	958	614	3,922	562	285	1,147	358	15	7,861
Carrying value as of April 1, 2015	931	617	3,899	546	264	1,060	353	15	7,685

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

In crore, except as otherwise stated

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	931	633	5,881	1,427	676	3,347	1,179	34	14,108
Acquisitions through business combinations	–	–	–	–	1	2	1	–	4
Additions	41	17	444	333	166	1,103	265	6	2,375
Deletions	–	–	–	(1)	(6)	(396)	(8)	(12)	(423)
Translation difference	–	–	–	–	2	16	7	1	26
Gross carrying value as of March 31, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Accumulated depreciation as of April 1, 2015	–	(16)	(1,982)	(881)	(412)	(2,287)	(826)	(19)	(6,423)
Acquisitions through business combinations	–	–	–	–	(1)	(1)	–	–	(2)
Depreciation	–	(6)	(219)	(220)	(100)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	–	1	5	237	4	7	254
Translation difference	–	–	–	–	(1)	(14)	(3)	–	(18)
Accumulated depreciation as of March 31, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Carrying value as of March 31, 2016	972	628	4,124	659	330	1,454	458	12	8,637
Carrying value as of April 1, 2015	931	617	3,899	546	264	1,060	353	15	7,685

Notes	(1)	Buildings include 250/– being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated statement of profit and loss.

2.5 GOODWILL AND OTHER INTANGIBLE ASSETS

Following is a summary of changes in the carrying amount of goodwill:

In crore

	As of
	September 30, 2016	March 31, 2016
Carrying value at the beginning	3,764	3,091
Goodwill on Panaya acquisition	–	–
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.3)	–	452
Goodwill on Noah acquisition (Refer note 2.3)	–	30
Translation differences	7	191
Carrying value at the end	3,771	3,764

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

The following table gives the break up of allocation of goodwill to operating segments as at April 1, 2015

In crore

Segment	As at
April 1, 2015
Financial services	663
Insurance	367
Manufacturing	656
Energy, Communication and Services	318
Resources and utilities	141
Retail, Consumer packaged goods and Logistics	473
Life Sciences and Healthcare	193
Growth Markets	280
Total	3,091

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in Ind AS 108, Operating Segments. Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

 (In crore)

Segment	As of
March 31, 2016
Financial services	851
Manufacturing	423
Retail, Consumer packaged goods and Logistics	573
Life Sciences, Healthcare and Insurance	656
Energy & Utilities, Communication and Services	789
3,292
Operating segments without significant goodwill	472
Total	3,764

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGU's over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2016 and April 1, 2015 the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use. The carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

As of
	March 31, 2016	April 1, 2015
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	14.2	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2016:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of July 1, 2016	784	422	21	1	72	94	64	1,458
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(9)	(6)	–	–	(1)	(1)	(1)	(18)
Gross carrying value as of September 30, 2016	775	416	21	1	71	93	63	1,440
Accumulated amortization as of July 1, 2016	(329)	(74)	(21)	(1)	(6)	(42)	(27)	(500)
Amortization expense	(22)	(11)	–	–	(1)	(3)	(4)	(41)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	3	2	–	–	–	–	–	5
Accumulated amortization as of September 30, 2016	(348)	(83)	(21)	(1)	(7)	(45)	(31)	(536)
Carrying value as of July 1, 2016	455	348	–	–	66	52	37	958
Carrying value as of September 30, 2016	427	333	–	–	64	48	32	904
Estimated Useful Life (in years)	3–10	8–10	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-7	7-9	–	–	45	2-9	2-5

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2015:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of July 1, 2015	640	396	21	11	72	66	35	1,241
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	(10)	–	–	–	(10)
Translation difference	4	12	–	–	1	(1)	1	17
Gross carrying value as of September 30, 2015	644	408	21	1	73	65	36	1,248
Accumulated amortization as of July 1, 2015	(187)	(29)	(21)	(11)	(5)	(32)	(12)	(297)
Amortization expense	(30)	(10)	–	–	(1)	(1)	(3)	(45)
Deletions during the period	–	–	–	10	–	–	–	10
Translation differences	–	(1)	–	–	–	2	–	1
Accumulated amortization as of September 30, 2015	(217)	(40)	(21)	(1)	(6)	(31)	(15)	(331)
Carrying value as of July 1, 2015	453	367	–	–	67	34	23	944
Carrying value as of September 30, 2015	427	368	–	–	67	34	21	917

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2016:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	–	2	–	–	(1)	–	–	1
Gross carrying value as of September 30, 2016	775	416	21	1	71	93	63	1,440
Accumulated amortization as of April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(45)	(22)	–	–	(1)	(7)	(8)	(83)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	–	1	–	–	–	–	–	1
Accumulated amortization as of September 30, 2016	(348)	(83)	(21)	(1)	(7)	(45)	(31)	(536)
Carrying value as of April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as of September 30, 2016	427	333	–	–	64	48	32	904
Estimated Useful Life (in years)	3-10	8-10	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-7	7-9	–	–	45	2-9	2-5

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2015:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Additions through business combinations (Refer Note 2.3)	175	130	–	–	–	14	–	319
Deletions during the period	–	–	–	(10)	–	–	–	(10)
Translation difference	21	17	–	–	2	2	2	44
Gross carrying value as of September 30, 2015	644	408	21	1	73	65	36	1,248
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(50)	(18)	–	–	(1)	(2)	(6)	(77)
Deletions during the period	–	–	–	10	–	–	–	10
Translation differences	(5)	(1)	–	–	–	(1)	–	(7)
Accumulated amortization as of September 30, 2015	(217)	(40)	(21)	(1)	(6)	(31)	(15)	(331)
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Carrying value as of September 30, 2015	427	368	–	–	67	34	21	917

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Additions through business combinations (Refer Note 2.3)	294	130	–	–	–	41	27	492
Additions	–	2	–	–	–	–	–	2
Deletions	–	–	–	(10)	–	–	–	(10)
Translation difference	33	21	–	–	1	3	2	60
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(132)	(40)	–	–	(1)	(9)	(13)	(195)
Deletions during the period	–	–	–	10	–	–	–	10
Translation differences	(9)	(1)	–	–	–	(1)	(1)	(12)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985
Estimated Useful Life (in years)	3-10	8-10	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-7	7-9	–	–	45	2-9	2-5

The amortization expense has been included under depreciation and amortisation expense in the consolidated statement of profit and loss.

Research and development expense recognized in net profit in the consolidated statement of profit and loss for the three months and six months ended September 30, 2016 and September 30, 2015 is 198 crore and 173 crore and 382 crore and 333 crore, respectively.

2.6 INVESTMENTS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note 2.6.1)
Preference securities	146	92	–
Equity instruments	1	1	1
Others	30	22	–
	177	115	1
Quoted
Investment carried at amortized cost (refer note 2.6.2)
Tax free bonds	1,599	1,599	1,300
Government Bonds	–	–	4
	1,599	1,599	1,304
Investments carried at fair value through other comprehensive income (refer note 2.6.4)
Non convertible debentures	155	–	–
	155	–	–
Total non-current investments	1,931	1,714	1,305
Current
Unquoted
Investments carried at fair value through profit or loss (refer note 2.6.3)
Liquid mutual fund units	2,147	68	842
	2,147	68	842
Quoted
Investment carried at amortized cost (refer note 2.6.2)
Government Bonds	7	7	–
	7	7	–
Investments carried at fair value through profit or loss
Fixed maturity plans	–	–	32
	–	–	32
Total current investments	2,154	75	874
Total investments	4,085	1,789	2,179
Aggregate amount of quoted investments	1,761	1,606	1,336
Market value of quoted investments (including interest accrued)	2,003	1,703	1,376
Aggregate amount of unquoted investments (including investment in associates)	2,423	286	936
Aggregate amount of impairment made for non-current unquoted investments	6	6	6
Investment carried at amortized cost	1,606	1,606	1,304
Investments carried at fair value through other comprehensive income	332	115	1
Investments carried at fair value through profit or loss	2,147	68	874

2.6.1 Details of Investments

The details of investments in preference, equity and other instruments at September 30, 2016 and March 31, 2016 are as follows:

in crore, unless otherwise stated

Particulars	As at
	September 30, 2016	March 31, 2016
Preference securities
Airviz Inc.	13	13
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
ANSR Consulting	9	9
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	20	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	27	13
12,79,645 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each
Waterline Data Science, Inc	27	27
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	26	–
11,80,358 (Nil) Preferred Stock
Cloudyn Software Ltd	14	–
27,022 (Nil) Preferred Series B-3 shares, fully paid up, par value ILS 0.01 each
Equity Instrument
OnMobile Systems Inc., USA	–	–
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Others
Vertex Ventures US Fund L.L.P	30	22
	177	115

2.6.2 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at September 30, 2016 and March 31, 2016 is as follows:

in crore, except as otherwise stated

Particulars	Face Value	As at September 30, 2016		As at March 31, 2016
		Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	51	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	2,000	200
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	4,22,800	42	4,22,800	42
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	5,71,396	57	5,71,396	57
		74,52,646	1,599	74,52,646	1,599

The balances held in government bonds as at September 30, 2016 and March 31, 2016 is as follows:

in crore, except as otherwise stated

Particulars	Face Value PHP	As at September 30, 2016		As at March 31, 2016
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 1.62 PCT MAT DATE 7 SEPT 2016	100	–	–	50,000	1
Fixed Rate Treasury Notes 2.20 PCT MAT DATE 25 APR 2016	100	–	–	60,000	1
Fixed Rate Treasury Notes 1.00 PCT MAT DATE 25 APR 2016	100	–	–	2,00,000	3
Treasury Notes PHY6972FWG18 MAT Date 22 Feb 2017	100	10,000	–	10,000	–
Treasury Notes PHY6972FWQ99 MAT Date 07 June 2017	100	3,40,000	5	–	–
Treasury Notes PHY6972FWG18 MAT Date 22 Feb 2017	100	1,50,000	2	1,50,000	2
		5,00,000	7	4,70,000	7

2.6.3 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at September 30, 2016 and March 31, 2016 is as follows:

in crore, except as otherwise stated

Particulars	As at September 30, 2016		As at March 31, 2016
	Units	Amount	Units	Amount
Reliance Money Manage Fund	–	–	32,925	7
Reliance Liquid Fund Cash Plan	–	–	2	–
Reliance Liquid Fund - Cash Plan - Direct Growth Plan	28,305	7	–	–
Reliance Liquid Fund - Treasury Plan - Direct Daily Dividend Option	7,39,597	113	–	–
Birla Sun Life Cash Plus - Daily Dividend Direct - Reinvestment	74,27,927	75	–	–
IDFC Cash Fund - Growth - (Direct Plan)	31,39,444	600	–	–
HDFC Liquid Fund - Direct Plan - Growth Option	13,18,178	409	–	–
Reliance Liquid Fund - Treasury Plan – Direct Growth Plan	11,76,385	451	–	–
ICICI Prudential Liquid - Direct Plan - Daily Dividend	39,98,589	40	16,07,064	16
Reliance Liquid Fund Treasury Plan	–	–	2,07,283	31
ICICI Prudential Liquid Plan – Direct - Growth	1,90,05,913	443	–	–
Birla Sun Life Cash Manager- Regular Plan	2,48,825	9	3,89,089	14
	3,70,83,163	2,147	22,36,363	68

2.6.4 Details of Investments in Non convertible debentures

The balances held in non convertible debenture units as at September 30, 2016 and March 31, 2016 is as follows:

  in crore, except as otherwise stated

Particulars	As at September 30, 2016		As at March 31, 2016
	Units	Amount	Units	Amount
7.79 Life Insurance Corporation Housing Finance Limited 19JUNE2020	50,00,000	50	–	–
8.37 Life Insurance Corporation Housing Finance Limited 10MAY2021	50,00,000	53	–	–
8.46 Housing Development Finance Corporation Limited 11MARCH2019	50,00,000	52	–	–
	1,50,00,000	155	–	–

2.7 LOANS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non Current
Unsecured, considered good
Other loans
Loans to employees	26	25	31
	26	25	31
Unsecured, considered doubtful
Loans to employees	22	19	12
	48	44	43
Less: Allowance for doubtful loans to employees	22	19	12
	26	25	31
Current
Unsecured, considered good
Other loans
Loans to employees	264	303	222
	264	303	222
Total Loans	290	328	253

2.8 OTHER FINANCIAL ASSETS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non Current
Security deposits (1)	81	78	68
Rental deposits (1)	168	146	47
Restricted deposits(1)	52	62	58
Others (1)	1	–	–
	302	286	173
Current
Security deposits (1)	10	7	4
Rental deposits (1)	19	13	24
Restricted deposits (1)	1,333	1,238	1,100
Unbilled revenues (1)	3,892	3,029	2,845
Interest accrued but not due (1)	1,501	762	444
Foreign currency forward and options contracts (2) (3)	89	116	101
Others (1)	39	25	9
	6,883	5,190	4,527
Total Financial Assets	7,185	5,476	4,700
(1) Financial assets carried at amortized cost	7,096	5,360	4,599
(2) Financial assets carried at fair value through other comprehensive income	2	–	–
(3) Financial assets carried at fair value through profit or loss	87	116	101

Restricted deposits represents deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Other assets primarily represent travel advances and other recoverables.

2.9 TRADE RECEIVABLES

in crore

	As at
Particulars	September 30, 2016	March 31, 2016	April 1, 2015
Current
Unsecured
Considered good	11,571	11,330	9,713
Considered doubtful	203	289	366
	11,774	11,619	10,079
Less: Allowances for credit loss	203	289	366
	11,571	11,330	9,713

2.10 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Balances with banks
In current and deposit accounts	26,261	27,420	26,195
Cash on hand	–	–	–
Others
Deposits with financial institutions	5,471	5,277	4,172
	31,732	32,697	30,367
Balances with banks in unpaid dividend accounts	18	5	3
Deposit with more than 12 months maturity	436	404	311
Balances with banks held as margin money deposits against guarantees	359	342	185

Cash and cash equivalents as of September 30, 2016, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of 522 crore, 492 crore and 364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	September 30, 2016	March 31, 2016
Current accounts
ANZ Bank, Taiwan	18	13
Axis Bank, India	1	1
Banamex Bank, Mexico	–	5
Banamex Bank, Mexico (U.S. Dollar account)	3	3
Bank of America, Mexico	23	21
Bank of America, USA	857	681
Bank Zachodni WBK S.A, Poland	10	3
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, UK	12	19
Bank Leumi, Israel (US Dollar account)	10	17
Bank Leumi, Israel	8	10
BNP Paribas Bank, Norway	2	–
China Merchants Bank, China	9	8
Citibank N.A, China	63	65
Citibank N.A., China (U.S. Dollar account)	47	72
Citibank N.A., Costa Rica	4	2
Citibank N.A., Australia	126	72
Citibank N.A., Brazil	24	5
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	1
Citibank N.A., Japan	18	15
Citibank N.A., New Zealand	9	6
Citibank N.A., Portugal	1	2
Citibank N.A., Singapore	–	3
Citibank N.A., South Africa	6	5
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
Citibank N.A., USA	109	60
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Commerzbank, Germany	10	19
Crédit Industriel et Commercial Bank, France	–	4
Deutsche Bank, India	9	8
Deutsche Bank, Philippines	10	13
Deutsche Bank, Philippines (U.S. Dollar account)	3	1
Deutsche Bank, Poland	12	5
Deutsche Bank, Poland (Euro account)	4	–
Deutsche Bank, EEFC (Australian Dollar account)	51	2
Deutsche Bank, EEFC (Euro account)	28	32
Deutsche Bank, EEFC (Swiss Franc account)	1	5
Deutsche Bank, EEFC (U.S. Dollar account)	43	96
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	7	9
Deutsche Bank, Belgium	51	59
Deutsche Bank, Malaysia	–	9
Deutsche Bank, Czech Republic	22	14
Deutsche Bank, Czech Republic (Euro account)	–	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	27	28
Deutsche Bank, France	16	10
Deutsche Bank, Germany	19	17
Deutsche Bank, Netherlands	8	6
Deutsche Bank, Russia	2	2
Deutsche Bank, Russia (U.S. Dollar account)	4	1
Deutsche Bank, Singapore	1	4
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	6	1
Deutsche Bank, United Kingdom	37	170
Deutsche Bank, USA	6	–
HSBC Bank, Brazil	3	5
HSBC Bank, Hong Kong	5	1
ICICI Bank, India	46	72
ICICI Bank, EEFC (Euro account)	4	–
ICICI Bank, EEFC (U.S. Dollar account)	15	10
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	2	–
ING Bank, Belgium	3	3
Nordbanken, Sweden	20	15
Punjab National Bank, India	3	4
Raiffeisen Bank, Czech Republic	4	5
Raiffeisen Bank, Romania	3	4
Royal Bank of Canada, Canada	38	78
Santander Bank, Argentina	6	–
State Bank of India, India	7	8
Silicon Valley Bank, USA	4	5
Silicon Valley Bank, (Euro account)	33	65
Silicon Valley Bank, (United Kingdom Pound Sterling account)	9	19
Union Bank of Switzerland AG	5	15
Union Bank of Switzerland AG, (Euro account)	–	12
Union Bank of Switzerland AG, (Australian Dollar account)	–	2
Union Bank of Switzerland AG, (U.S. Dollar account)	9	28
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	4
Wells Fargo Bank N.A., USA	28	23
Westpac, Australia	1	6
	1,991	1,994

 in crore

Particulars	As at
	September 30, 2016	March 31, 2016
Deposit accounts
Andhra Bank	868	948
Axis Bank	1,830	1,340
Bank BGZ BNP Paribas S.A	193	–
Bank of India	–	77
Canara Bank	2,115	2,115
Central Bank of India	1,518	1,538
Citibank	90	125
Corporation Bank	1,285	1,285
Deutsche Bank, Poland	54	237
HDFC Bank	1,985	2,650
ICICI Bank	3,600	4,049
IDBI Bank	1,900	1,900
Indian Overseas Bank	1,250	1,250
Indusind Bank	250	250
Jammu & Kashmir Bank	25	25
Kotak Mahindra Bank Limited	420	537
National Australia Bank Limited	–	1
Oriental Bank of Commerce	1,967	1,967
Punjab National Bank	–	18
South Indian Bank	100	23
State Bank of India	2,311	2,310
Syndicate Bank	949	1,266
Union Bank of India	72	140
Vijaya Bank	304	304
Yes Bank	807	724
	23,893	25,079
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	3	1
ICICI Bank - Unpaid dividend account	13	2
	18	5
Margin money deposits against guarantees
Canara Bank	159	132
Citibank	3	3
ICICI Bank	158	150
State Bank of India	39	57
	359	342
Deposits with financial institutions
HDFC Limited	5,446	5,277
Bajaj Finance Limited	25	–
	5,471	5,277
Total cash and cash equivalents	31,732	32,697

2.11 OTHER ASSETS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non Current
Capital advances	1,229	933	664
Advances other than capital advances
Prepaid gratuity (refer note 2.22.1)	8	4	27
Deferred Contract Cost	310	333	–
Prepaid expenses	73	87	7
	1,620	1,357	698
Current
Advances other than capital advances
Payment to vendors for supply of goods	68	110	79
Others
Withholding taxes and others	1,621	1,799	1,364
Prepaid expenses	253	201	98
Deferred Contract Cost	63	48	–
	2,005	2,158	1,541
Total Other Assets	3,625	3,515	2,239

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.12 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2016 were as follows:

  (In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.10)	31,732	–	–	–	–	31,732	31,732
Investments (Refer Note 2.6)
Equity, preference and other securities	–	–	–	177	–	177	177
Tax free bonds and government bonds	1,606	–	–	–	–	1,606	1,848*
Liquid mutual fund units	–	–	2,147	–	–	2,147	2,147
Non convertible debentures	–	–	–	–	155	155	155
Trade receivables (Refer Note 2.9)	11,571	–	–	–	–	11,571	11,571
Loans (Refer Note 2.7)	290	–	–	–	–	290	290
Other financials assets (Refer Note 2.8)	7,096	–	87	–	2	7,185	7,185
Total	52,295	–	2,234	177	157	54,863	55,105
Liabilities:
Trade payables	307	–	–	–	–	307	307
Other financial liabilities (Refer Note 2.14)	4,937	–	85	–	–	5,022	5,022
Total	5,244	–	85	–	–	5,329	5,329

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

   (In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.10)	32,697	–	–	–	–	32,697	32,697
Investments (Refer Note 2.6)
Equity,preference and other securities	–	–	–	115	–	115	115
Tax free bonds and government bonds	1,606	–	–	–	–	1,606	1,703*
Liquid mutual fund units	–	–	68	–	–	68	68
Trade receivables (Refer Note 2.9)	11,330	–	–	–	–	11,330	11,330
Loans (Refer Note 2.7)	328	–	–	–	–	328	328
Other financials assets (Refer Note 2.8)	5,360	–	116	–	–	5,476	5,476
Total	51,321	–	184	115	–	51,620	51,717
Liabilities:
Trade payables	386	–	–	–	–	386	386
Other financial liabilities (Refer Note 2.14)	4,908	–	122	–	–	5,030	5,030
Total	5,294	–	122	–	–	5,416	5,416

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

   (In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.10)	30,367	–	–	–	–	30,367	30,367
Investments (Refer Note 2.6)
Equity, preference and other securities	–	–	–	1	–	1	1
Tax free bonds and government bonds	1,304	–	–	–	–	1,304	1,344*
Liquid mutual fund units	–	–	842	–	–	842	842
Fixed maturity plans	–	–	32	–	–	32	32
Trade receivables (Refer Note 2.9)	9,713	–	–	–	–	9,713	9,713
Loans (Refer Note 2.7)	253	–	–	–	–	253	253
Other financials assets (Refer Note 2.8)	4,599	–	101	–	–	4,700	4,700
Total	46,236	–	975	1	–	47,212	47,252
Liabilities:
Trade payables	140	–	–	–	–	140	140
Other financial liabilities (Refer Note 2.14)	4,911	–	3	–	–	4,914	4,914
Total	5,051	–	3	–	–	5,054	5,054

* Changes in fair values including interest accrued

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2016:

(In crore)

	As of September 30, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.6)	2,147	2,147	–	–
Investments in tax free bonds (Refer Note 2.6)	1,841	276	1,565	–
Investments in government bonds (Refer Note 2.6)	7	7	–	–
Investments in equity instruments (Refer Note 2.6)	1	–	–	1
Investments in preference securities (Refer Note 2.6)	146	–	–	146
Investments in non convertible debentures (Refer Note 2.6)	155	155	–	–
Others (Refer Note 2.6)	30	–	–	30
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.8)	89	–	89	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.14)	2	–	2	–
Liability towards contingent consideration (Refer note 2.14)*	83	–	–	83

* Discounted $14 million (approximately 93 crore) at 13.4%

During the six months ended September 30, 2016, tax free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

(In crore)

	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.6)	68	68	–	–
Investments in bonds (Refer Note 2.6)	1,696	369	1,327	–
Investments in government bonds (Refer Note 2.6)	7	7	–	–
Investments in equity instruments (Refer Note 2.6)	1	–	–	1
Investments in preference securities (Refer Note 2.6)	92	–	–	92
Others (Refer Note 2.6)	22	–	–	22
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.8)	116	–	116	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.14)	5	–	5	–
Liability towards contingent consideration (Refer note 2.14)*	117	–	–	117

* Discounted $20 million (approximately 132 crore) at 13.7%

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015:

(In crore)

	As of April 1, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.6)	842	842	–	–
Investments in fixed maturity plan securities (Refer Note 2.6)	32	–	32	–
Investments in bonds (Refer Note 2.6)	1,340	604	736	–
Investments in government bonds (Refer Note 2.6)	4	4	–	–
Investments in equity instruments (Refer Note 2.6)	1	–	–	1
Derivative financial instruments – foreign currency forward and option contracts (Refer Note 2.8)	101	–	101	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.14)	3	–	3	–

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of September 30, 2016 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rate and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of September 30, 2016:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,232	136	57	231	609	2,265
Trade receivables	7,985	1,310	581	630	699	11,205
Other financial assets (including loans)	2,730	516	469	146	385	4,246
Trade payables	(98)	(21)	(22)	(23)	(118)	(282)
Other financial liabilities	(2,163)	(411)	(222)	(240)	(546)	(3,582)
Net assets / (liabilities)	9,686	1,530	863	744	1,029	13,852

The following table analyzes foreign exchange risk from financial instruments as of March 31, 2016:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Other financial assets (including loans)	1,967	405	216	124	337	3,049
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Other financial liabilities	(2,430)	(369)	(197)	(243)	(558)	(3,797)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

For each of the three months ended September 30, 2016 and September 30, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.51%.

For each of the six months ended September 30, 2016 and September 30, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

	As of
	September 30, 2016		March 31, 2016
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	551	3,671	510	3,379
In Euro	99	733	100	750
In United Kingdom Pound Sterling	55	478	65	623
In Australian dollars	35	177	55	281
In Swiss Franc	19	133	25	173
Option Contracts
In U.S. dollars	150	1000	125	828
In United Kingdom Pound Sterling	25	216	–	–
In Euro	25	186	–	–
Total forwards and options		6,594		6,034

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Not later than one month	1,178	1,577
Later than one month and not later than three months	3,191	3,420
Later than three months and not later than one year	2,225	1,037
	6,594	6,034

Duri.ng the three months ended September 30, 2016, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. Accordingly, the fair value changes of 2 crore was recorded in the other comprehensive income for the three months and six months ended September 30, 2016. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to the statement of profit or loss within 3 months.

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of
	September 30, 2016		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	90	(3)	124	(13)
Amount set off	(1)	1	(8)	8
Net amount presented in balance sheet	89	(2)	116	(5)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,571 crore and 11,330 crore as of September 30, 2016 and March 31, 2016, respectively and unbilled revenue amounting to 3,892 crore and 3,029 crore as of September 30, 2016 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Revenue from top customer	3.5	3.7	3.5	3.7
Revenue from top five customers	13.1	14.0	13.4	14.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months and six months ended September 30, 2016 was 25 crore and 40 crore, respectively. The allowance for lifetime expected credit loss on customer balances for the three months and six months ended September 30, 2015 was 11 crore and 7 crore, respectively.

   (In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Balance at the beginning	305	367	289	366
Impairment loss recognized / (reversed) (refer note 2.20)	25	11	40	7
Amounts written off	(1)	–	(1)	–
Translation differences	(3)	2	(2)	7
Balance at the end	326	380	326	380

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	September 30, 2016	March 31, 2016
Trade receivables	11,571	11,330
Unbilled revenues	3,892	3,029
Days Sales Outstanding- DSO (days)	64	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit which are funds deposited at a bank for a specified time period.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.

As of September 30, 2016, the Group had a working capital of 40,714 crore including cash and cash equivalents of 31,732 crore and current investments of 2,154 crore. As of March 31, 2016, the Group had a working capital of 38,514 crore including cash and cash equivalents of 32,697 crore and current investments of 75 crore.

As of September 30, 2016 and March 31, 2016, the outstanding employee benefit obligations were 1,440 crore and 1,341 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	307	–	–	–	307
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.14)	4,870	48	21	–	4,939
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.14	46	47	–	–	93

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	386	–	–	–	386
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.14)	4,875	25	9	–	4,909
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.14	86	46	–	–	132

2.13 EQUITY

SHARE CAPITAL

in crore, except as otherwise stated

	As at
Particulars	September 30, 2016	March 31, 2016	April 1, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (240,00,00,000(3)) equity shares	1,200	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,144	1,144	572
228,56,51,730 (228,56,21,088(3)) equity shares fully paid-up(2)
	1,144	1,144	572

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.23 for details of basic and diluted shares
(2)	Net of treasury shares 112,92,934 (113,23,576)
(3)	Represents number of shares as of March 31, 2016

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

In the period of five years immediately preceding September 30, 2016:

The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. The amount was recognized as distributions to equity shareholders during the six months ended September 30, 2016 and the total appropriation was 3,923 crore (excluding dividend on treasury shares), including corporate dividend tax. (Refer note 2.2.1 for impact on transition to Ind AS)

The amount of per share dividend recognized as distributions to equity shareholders during the six months ended September 30, 2015 was 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue).

The board of directors in their meeting on October 14, 2016 declared an interim dividend of 11/- per equity share which would result in a net cash outflow of approximately 3,029 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

The details of shareholder holding more than 5% shares as at September 30, 2016 and March 31, 2016 are set out below :

Name of the shareholder	As at September 30, 2016		As at March 31, 2016
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	38,53,17,937	16.78
Life Insurance Corporation of India	14,83,67,646	6.46	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2016 and March 31, 2016 is set out below:

     in crore, except as stated otherwise

Particulars	As at September 30, 2016		As at March 31, 2016
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,28,56,21,088	1,144	1,14,28,05,132	572
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,14,84,72,332	574
Add: Shares issued on exercise of employee stock options	30,642	–	10,824	–
Less: Increase in treasury shares consequent to bonus issue	–	–	56,67,200	2
Number of shares at the end of the period	2,28,56,51,730	1,144	2,28,56,21,088	1,144

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service. As of September 30, 2016, 1,11,92,934 shares are held by the trust towards 2015 Plan. As of September 30, 2016, 72,795 Incentive Units were outstanding (net of forfeitures) and the carrying value of the cash liability is less than 1 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2,000,000 which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5,000,000, subject to achievement of performance targets set by the Board or its committee, which vest over time. $2,000,000 of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS. The performance based RSU and Options pertaining to financial year 2017 has not yet been granted as of September 30, 2016. Though the performance based RSU and Options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of September 30, 2016, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 5 crore and 2 crore and 14 crore and 4 crore during the three months and six months ended September 30, 2016 and September 30, 2015 respectively, towards CEO compensation.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and Remuneration Committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2016 is set out below:

Particulars	Three months ended September 30, 2016		Six months ended September 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	2,09,099	5	2,21,505	5
Granted	15,12,895	5	15,12,895	5
Forfeited and expired	12,650	5	12,650	5
Exercised	18,236	5	30,642	5
Outstanding at the end	16,91,108	5	16,91,108	5
Exercisable at the end	–	–	–	–

* adjusted for bonus issues (Refer above note 2.13)

Particulars	Three months ended September 30, 2016		Six months ended September 30, 2016
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (ADS)
Outstanding at the beginning	–	–	–	–
Granted	3,91,420	0.07	3,91,420	0.07
Forfeited and expired	10,120	0.07	10,120	0.07
Exercised	–	–	–	–
Outstanding at the end	3,81,300	0.07	3,81,300	0.07
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2015 is set out below:

Particulars	Three months ended September 30, 2015		Six months ended September 30, 2015
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	2,32,329	5	1,08,268	5
Granted	–	–	1,24,061	5
Forfeited and expired	–	–	–	–
Exercised*	9,116	5	9,116	5
Outstanding at the end	2,23,213	5	2,23,213	5
Exercisable at the end	–	–	–	–

* adjusted for bonus issues (Refer above note 2.13)

During the three months and six months ended September 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,021/- and 1,096/-, respectively. During the three months and six months ended September 30, 2015, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,092/-

The weighted average remaining contractual life of RSUs outstanding as of September 30, 2016 and March 31, 2016 under the 2015 Plan was 2.27 years and 1.98 years respectively.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares	Fiscal 2017- ADS	Fiscal 2016- Equity Shares	Fiscal 2015- Equity Shares
Grant date	01-Aug-16	01-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 - 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6- 7	0.5 - 1	7- 8	8- 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the three months and six months ended September 30, 2016 and September 30, 2015, the company recorded an employee stock compensation expense of 21 crore and 2 crore and 30 crore and 4 crore, respectively in the statement of profit and loss. The cash settled stock compensation expense during each of the three months and six months ended September 30, 2016 was less than 1 crore.

2.14 OTHER FINANCIAL LIABILITIES

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non-current
Others
Accrued compensation to employees (1)	67	33	–
Payable for acquisition of business (refer note 2.3) (2)
Contingent consideration	39	36	–
	106	69	–
Current
Unpaid dividends (1)	18	5	3
Others
Accrued compensation to employees (1)	2,047	2,265	2,106
Accrued expenses (1)	2,487	2,189	1,984
Retention monies (1)	81	80	53
Payable for acquisition of business
Deferred consideration (refer note 2.3) (1)	–	–	487
Contingent consideration (refer note 2.3) (2)	44	81	–
Client deposits (1)	11	28	27
Payable by controlled trusts (1)	148	167	177
Compensated absences	1,440	1,341	1,069
Foreign currency forward and options contracts (2)	2	5	3
Capital creditors (1)	40	81	43
Other payables (1)	38	60	31
	6,356	6,302	5,983
Total Financial Liabilities	6,462	6,371	5,983
(1) Financial liability carried at amortized cost	4,937	4,908	4,911
(2) Financial liability carried at fair value through profit and loss	85	122	3
Contingent consideration on undiscounted basis	93	132	–

2.15 OTHER LIABILITIES

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Non-current
Others
Deferred income - government grant on land use rights	45	46	47
	45	46	47
Current
Unearned revenue	1,478	1,332	1,052
Other
Withholding taxes and others	1,280	1,296	904
Accrued gratuity (refer note 2.22.1)	1	–	7
Tax on dividend	–	–	–
Deferred rent	–	–	–
Deferred income - government grant on land use rights	1	1	1
	2,760	2,629	1,964

2.16 PROVISIONS

in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Current
Others
Post-sales client support and warranties and others	621	512	478
Total	621	512	478

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

 in crore

Particulars	Three months ended September 30, 2016	Six months ended September 30, 2016
Balance at the beginning	536	512
Provision recognized/(reversed)	110	146
Provision utilized	(18)	(39)
Exchange difference	(7)	2
Balance at the end	621	621

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.17 INCOME TAXES

Income tax expense in the consolidated statement of Profit and loss comprises:

In crore

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Current taxes	1,469	1,441	2,936	2,574
Deferred taxes	(9)	(54)	(114)	(12)
Income tax expense	1,460	1,387	2,822	2,562

Income tax expense for the three months ended September 30, 2016 and September 30, 2015 includes reversals (net of provisions) of 17 crore and 30 crore, respectively, pertaining to prior periods.

Income tax expense for the six months ended September 30, 2016 and September 30, 2015 includes reversals (net of provisions) of 9 crore 113 crore, respectively, pertaining to prior periods.

Entire deferred income tax for the three months and six months ended September 30, 2016 and September 30, 2015 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

In crore

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Profit before income taxes	5,066	4,785	9,863	8,989
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,753	1,656	3,414	3,111
Tax effect due to non-taxable income for Indian tax purposes	(523)	(483)	(1,007)	(877)
Overseas taxes	225	183	415	332
Tax provision (reversals), overseas and domestic	(17)	(30)	(9)	(113)
Effect of exempt non-operating income	(17)	(16)	(45)	(34)
Effect of unrecognized deferred tax assets	56	3	53	13
Effect of differential overseas tax rates	14	14	16	8
Effect of non-deductible expenses	(8)	65	24	140
Additional deduction on research and development expense	(16)	(12)	(30)	(26)
Others	(7)	7	(9)	8
Income tax expense	1,460	1,387	2,822	2,562

The applicable Indian statutory tax rates for fiscal 2017 and fiscal 2016 is 34.61%.

During the six months ended September 30, 2016 and September 30, 2015, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid upto March 31, 2017. The weighted tax deduction is equal to 200% of such expenditure incurred.

The foreign expense is due to income taxes payable overseas principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2016, Infosys' U.S. branch net assets amounted to approximately 5,109 crore. As of September 30, 2016, the Company has provided for branch profit tax of 336 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 2 crore movement on account of exchange rate during the six months ended September 30, 2016.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 4,701 crore and 4,195 crore as of September 30, 2016 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of September 30, 2016, March 31, 2016 and April 1, 2015:

In crore

	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Income tax assets	5,248	5,230	4,089
Current income tax liabilities	3,851	3,410	2,818
Net current income tax asset/ (liability) at the end	1,397	1,820	1,271

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2016 and September 30, 2015 is as follows:

In crore

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Net current income tax asset/ (liability) at the beginning	1,102	1,450	1,820	1,271
Translation differences	–	6	–	11
Income tax paid	1,755	1,557	2,499	2,862
Current income tax expense (Refer Note 2.17)	(1,469)	(1,441)	(2,936)	(2,574)
Income tax benefit arising on exercise of stock options	1	–	1	–
Income tax on other comprehensive income	8	3	13	5
Net current income tax asset/ (liability) at the end	1,397	1,575	1,397	1,575

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

In crore

	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Deferred income tax assets
Property, plant and equipment	133	178	241
Computer software	52	50	51
Accrued compensation to employees	74	68	48
Trade receivables	108	89	111
Compensated absences	426	389	299
Post sales client support	97	77	74
Intangibles	7	4	–
Others	128	55	31
Total deferred income tax assets	1,025	910	855
Deferred income tax liabilities
Intangible asset	(235)	(252)	(159)
Temporary difference related to branch profits	(336)	(334)	(316)
Others	(61)	(40)	(3)
Total deferred income tax liabilities	(632)	(626)	(478)
Deferred income tax assets after set off	628	536	536
Deferred income tax liabilities after set off	(235)	(252)	(159)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

In crore

	As of
	September 30, 2016	March 31, 2016
Deferred income tax assets to be recovered after 12 months	361	409
Deferred income tax assets to be recovered within 12 months	664	501
Total deferred income tax assets	1,025	910
Deferred income tax liabilities to be settled after 12 months	(402)	(446)
Deferred income tax liabilities to be settled within 12 months	(230)	(180)
Total deferred income tax liabilities	(632)	(626)

In assessing the reliability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and six months ended September 30, 2016 and September 30, 2015, is as follows:

In crore

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Net deferred income tax asset at the beginning	378	200	284	377
Addition through business combination (Refer note 2.3)	–	–	–	(128)
Translation differences	6	(16)	(5)	(25)
Credits / (charge) relating to temporary differences (Refer Note 2.17 above)	9	54	114	12
Temporary differences on other comprehensive income	–	(4)	–	(2)
Net deferred income tax asset at the end	393	234	393	234

The credits relating to temporary differences during the six months ended September 30, 2016 are primarily on account of trade receivables, accrued compensation to employees, compensated absences and post sales client support partially offset by property, plant and equipments. The credits relating to temporary differences during the six months ended September 30, 2015 are primarily on account of trade receivables, compensated absences, accrued compensation to employees, partially offset by property, plant and equipment, computer software amortization and post sales customer support.

2.18 REVENUE FROM OPERATIONS

  in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Income from software services	16,784	15,188	33,062	29,039
Income from software products	526	447	1,029	950
	17,310	15,635	34,091	29,989

2.19 OTHER INCOME

  in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Interest received on financial assets:
Bonds and government bonds	31	27	62	52
Deposit with Bank and others	614	624	1,234	1,281
Non convertible debentures	–	–	–	–
Dividend received on investment carried at Fair Value through Profit or Loss
Liquid mutual fund units	8	20	27	44
Exchange gains/ (losses) on foreign currency forward and options contracts	177	(18)	224	(92)
Exchange gains/ (losses) on translation of other assets and liabilities	(109)	70	(100)	119
Others	39	70	66	145
	760	793	1,513	1,549

2.20 EXPENSES

  in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Employee benefit expenses
Salaries including bonus	9,385	8,345	18,415	16,201
Contribution to provident and other funds	193	160	379	320
Share based payments to employees (Refer note 2.13)	21	2	30	4
Staff welfare	49	51	106	87
	9,648	8,558	18,930	16,612
Cost of software packages and others
For own use	187	180	370	379
Third party items bought for service delivery to clients	194	174	287	287
	381	354	657	666
Other expenses
Repairs and maintenance	292	226	614	448
Power and fuel	61	59	124	112
Brand and marketing	81	61	198	137
Operating lease payments	121	87	231	168
Rates and taxes	40	30	80	62
Consumables	13	11	22	20
Insurance	11	13	25	28
Provision for post-sales client support and warranties	30	(34)	51	(43)
Commission to non-whole time directors	3	2	6	5
Impairment loss recognized / (reversed) on financial assets	27	11	44	7
Auditor's remuneration
Statutory audit fees	2	2	4	3
Taxation matters	–	–	–	–
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Contributions towards Corporate Social responsibility	53	59	102	104
Others	53	46	111	103
	787	573	1,612	1,154

2.21 LEASES

The lease rentals charged during the period is as under:

 in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Lease rentals recognized during the period	121	87	231	168

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

  In crore

	As at
Future minimum lease payable	September 30, 2016	March 31, 2016	April 1, 2015
Not later than 1 year	414	372	168
Later than 1 year and not later than 5 years	1,079	873	395
Later than 5 years	840	442	168

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 EMPLOYEE BENEFITS

2.22.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of September 30, 2016 and March 31, 2016:

(In crore)

Particulars	As of
	September 30, 2016	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	944	816
Service cost	64	118
Interest expense	36	61
Addition through business combination	–	1
Remeasurements - Actuarial (gains)/ losses	74	23
Curtailment gain	(3)	–
Benefits paid	(46)	(75)
Benefit obligations at the end	1,069	944
Change in plan assets
Fair value of plan assets at the beginning	947	836
Interest income	37	66
Remeasurements- Return on plan assets excluding amounts included in interest income	4	9
Contributions	134	111
Benefits paid	(46)	(75)
Fair value of plan assets at the end	1,076	947
Funded status	7	3
Prepaid gratuity benefit	8	4
Accrued gratuity	(1)	(1)

Amount for the three months and six months ended September 30, 2016 and September 30, 2015 recognized in the statement of profit and loss under employee benefit expense:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Service cost	32	30	64	59
Net interest on the net defined benefit liability/asset	(1)	(2)	(1)	(2)
Curtailment gain	–	–	(3)	–
Net gratuity cost	31	28	60	57

Amount for the three months and six months ended September 30, 2016 and September 30, 2015 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	49	12	74	23
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(1)	(2)	(4)	(4)
	48	10	70	19

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	43	4	54	(10)
	43	4	54	(10)

The weighted-average assumptions used to determine benefit obligations as of September 30, 2016, March 31, 2016 and April 1, 2015 are set out below:

Particulars	As of
	September 30, 2016	March 31, 2016	April 1, 2015
Discount rate	6.9%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2016 and September 30, 2015 are set out below:

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Discount rate	7.8%	7.8%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.4 years	6.5 years	6.4 years	6.5 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of September 30, 2016, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 55 crore.

As of September 30, 2016, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 46 crore.

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of September 30, 2016 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months and six months ended September 30, 2016 and September 30, 2015 were 20 crore and 19 crore and 41 crore and 37 crore, respectively.

The Group expects to contribute 66 crore to the gratuity trusts during the remainder of fiscal 2017.

Maturity profile of defined benefit obligation:

       (in crore)

Within 1 year	152
1-2 year	157
2-3 year	164
3-4 year	177
4-5 year	191
5-10 years	940

2.22.2 Superannuation

The group contributed 42 crore and 56 crore and 83 crore and 114 crore to the superannuation plan during the three months and six months ended September 30, 2016 and September 30, 2015, respectively and the same has been recognized in the Statement of profit and loss account under the head employee benefit expense.

2.22.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at September 30, 2016, March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset position are given below:

(in crore)

Particulars	As of
	September 30, 2016	March 31, 2016	April 1, 2015
Plan assets at period end, at fair value	3,939	3,808	2,912
Present value of benefit obligation at period end	3,939	3,808	2,912
Asset recognized in balance sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As of
	September 30, 2016	March 31, 2016	April 1, 2015
Government of India (GOI) bond yield	6.90%	7.80%	7.80%
Remaining term to maturity of portfolio	7 years	7 years	7 years
Expected guaranteed interest rate - First year:	8.75%	8.75%	8.75%
- Thereafter:	8.60%	8.60%	8.60%

The Group contributed 116 crore and 102 crore and 230 crore and 203 crore to the provident fund during the three months and six months ended September 30, 2016 and September 30, 2015, respectively and the same has been recognized in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.22.4 Employee benefit costs include:

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Salaries and bonus*	9,459	8,371	18,557	16,237
Defined contribution plans	63	74	125	147
Defined benefit plans	126	113	248	228
	9,648	8,558	18,930	16,612

*	Includes stock compensation expense of 21 crore and 2 crore and 30 crore and 4 crore for the three months and six months ended September 30, 2016 and September 30, 2015, respectively. Refer note 2.13

2.23 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding	228,56,41,710	228,56,14,029	228,56,32,081	228,56,12,157
Effect of dilutive common equivalent shares - share options outstanding	3,07,593	99,013	2,43,907	84,521
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,59,49,303	228,57,13,042	228,58,75,988	228,56,96,678

2.24 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

    in crore

Particulars	As at
	September 30, 2016	March 31, 2016	April 1, 2015
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	287	284	264
[Net of amount paid to statutory authorities 4,411 crore (4,409 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,433	1,486	1,574
(net of advances and deposits)
Other Commitment*	84	79	–

*	Uncalled capital pertaining to investments in Vertex Ventures US Fund L.L.P and Cloudyn Software Ltd

(1)	Claims against the company not acknowledged as debts as on September 30, 2016 include demand from the Indian Income tax authorities for payment of tax of 4,135 crore (4,135 crore), including interest of 1,224 crore (1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011. These demands were paid to statutory tax authorities . The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		September 30, 2016	March 31, 2016
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE.R.L.DE.C.V(1)(13)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(1)(12)	U.S.	99.98%	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(5)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. z.o.o (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(6)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH (7)	Germany	100%	100%
Panaya Pty Ltd.(2)(7)	Australia	–	–
Panaya Japan Co. Ltd.(7)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems) (8)	India	100%	100%
Kallidus Inc. (Kallidus) (9)	U.S.	100%	100%
Noah Consulting LLC (Noah) (10)	U.S.	100%	100%
Noah Information Management Consulting Inc. (Noah Canada) (11)	Canada	100%	100%

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(6)	Wholly owned subsidiary of Infosys Public Services, Inc.
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems
(9)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc.
(10)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah
(11)	Wholly owned subsidiary of Noah
(12)	Incorporated effective November 20, 2015
(13)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at
		September 30, 2016	March 31, 2016
DWA Nova LLC(1)	U.S.	16%	16%

(1) Associate of Infosys Nova Holding LLC

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Notes 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

U B Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

K.V.Kamath ( resigned effective June 5, 2015)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer (effective October 12, 2015)

David D. Kennedy, Executive Vice President, General Counsel and Chief Compliance Officer

Rajiv Bansal, Chief Financial Officer (till October 12, 2015)

Company Secretary

A.G.S. Manikantha (appointed effective June 22, 2015)

Related party transactions:

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

  in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers (1)	14	6	35	28
Commission and other benefits to non-executive/independent directors	3	3	6	5
Total	17	9	41	33

(1)	Includes stock compensation expense of 5 crore and 2 crore and 14 crore and 4 crore for the three months and six months ended September 30, 2016 and September 30, 2015, towards CEO compensation. Refer note 2.13

2.26 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in INDAS 108, the Chief Operating Decision Marker (CODM) evaluates the group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the group's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the group.

Assets and liabilities used in the group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business Segments

Three months ended September 30, 2016 and September 30, 2015:

        in crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	4,686	1,853	3,864	2,833	2,089	1,339	646	17,310
	4,243	1,827	3,336	2,582	2,036	1,214	397	15,635
Identifiable operating expenses	2,373	961	1,861	1,361	1,055	692	375	8,678
	1,965	1,012	1,514	1,218	953	561	232	7,455
Allocated expenses	1,018	423	881	646	476	305	148	3,897
	1,011	451	824	638	503	300	99	3,826
Segmental profit	1,295	469	1,122	826	558	342	123	4,735
	1,267	364	998	726	580	353	66	4,354
Unallocable expenses								426
								361
Other income, net								760
								793
Share in net profit/(loss) of associate								(3)
								(1)
Profit before tax								5,066
								4,785
Tax expense								1,460
								1,387
Profit for the period								3,606
								3,398
Depreciation and amortization								424
								358
Non-cash expenses other than depreciation and amortization								2
								3

Six months ended September 30, 2016 and September 30, 2015:

        in crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	9,237	3,696	7,583	5,694	4,093	2,661	1,127	34,091
	8,125	3,444	6,502	4,923	3,906	2,365	724	29,989
Identifiable operating expenses	4,611	1,910	3,618	2,731	2,054	1,375	720	17,019
	3,878	1,891	2,958	2,342	1,891	1,163	487	14,610
Allocated expenses	2,065	866	1,776	1,335	959	624	263	7,888
	1,907	844	1,593	1,206	957	579	177	7,263
Segmental profit	2,561	920	2,189	1,628	1,080	662	144	9,184
	2,340	709	1,951	1,375	1,058	623	60	8,116
Unallocable expenses								829
								675
Other income, net								1,513
								1,549
Share in net profit/(loss) of associate								(5)
								(1)
Profit before tax								9,863
								8,989
Tax expense								2,822
								2,562
Profit for the period								7,041
								6,427
Depreciation and amortization								824
								671
Non-cash expenses other than depreciation and amortization								5
								4

Geographic Segments

Three months ended September 30, 2016 and September 30, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	10,641	3,896	587	2,186	17,310
	9,891	3,580	360	1,804	15,635
Identifiable operating expenses	5,444	1,956	250	1,028	8,678
	4,803	1,742	87	823	7,455
Allocated expenses	2,423	885	123	466	3,897
	2,442	881	79	424	3,826
Segmental operating income	2,774	1,055	214	692	4,735
	2,646	957	194	557	4,354
Unallocable expenses					426
					361
Other income, net					760
					793
Share in net profit/(loss) of associate					(3)
					(1)
Profit before tax					5,066
					4,785
Tax expense					1,460
					1,387
Profit for the period					3,606
					3,398
Depreciation and amortization					424
					358
Non-cash expenses other than depreciation and amortization					2
					3

Six months ended September 30, 2016 and September 30, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	21,041	7,764	1,045	4,241	34,091
	18,965	6,800	678	3,546	29,989
Identifiable operating expenses	10,780	3,801	498	1,940	17,019
	9,392	3,351	323	1,544	14,610
Allocated expenses	4,926	1,813	217	932	7,888
	4,643	1,659	142	819	7,263
Segmental operating income	5,335	2,150	330	1,369	9,184
	4,930	1,790	213	1,183	8,116
Unallocable expenses					829
					675
Other income, net					1,513
					1,549
Share in net profit/(loss) of associate					(5)
					(1)
Profit before tax					9,863
					8,989
Tax expense					2,822
					2,562
Profit for the period					7,041
					6,427
Depreciation and amortization					824
					671
Non-cash expenses other than depreciation and amortization					5
					4

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and six months ended September 30, 2016 and September 30, 2015.

2.27 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

  in crore

Particulars	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Revenue from operations	17,310	15,635	34,091	29,989
Cost of Sales	10,962	9,724	21,643	18,847
GROSS PROFIT	6,348	5,911	12,448	11,142
Operating expenses
Selling and marketing expenses	897	843	1,817	1,663
General and administration expenses	1,142	1,075	2,276	2,038
Total operating expenses	2,039	1,918	4,093	3,701
OPERATING PROFIT	4,309	3,993	8,355	7,441
Other income	760	793	1,513	1,549
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE	5,069	4,786	9,868	8,990
Share in net profit/(loss) of associate	(3)	(1)	(5)	(1)
PROFIT BEFORE TAX	5,066	4,785	9,863	8,989
Tax expense:
Current tax	1,469	1,441	2,936	2,574
Deferred tax	(9)	(54)	(114)	(12)
PROFIT FOR THE PERIOD	3,606	3,398	7,041	6,427
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(40)	(7)	(57)	(14)
Equity instruments through other comprehensive income	–	–	–	–
	(40)	(7)	(57)	(14)
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges	2	–	2	–
Exchange differences on translation of foreign operations	(51)	62	(13)	206
	(49)	62	(11)	206
Total other comprehensive income, net of tax	(89)	55	(68)	192
Total comprehensive income for the period	3,517	3,453	6,973	6,619
Profit attributable to:
Owners of the company	3,606	3,398	7,041	6,427
Non-controlling interests	–	–	–	–
	3,606	3,398	7,041	6,427
Total comprehensive income attributable to:
Owners of the company	3,517	3,453	6,973	6,619
Non-controlling interests	–	–	–	–
	3,517	3,453	6,973	6,619

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Auditor’s Report on Quarterly and Year to Date Consolidated Financial Results of Infosys Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Infosys Limited

We have audited the quarterly consolidated financial results of Infosys Limited (‘the Company’) and its subsidiaries (collectively referred to as ‘the Group’) for the quarter ended 30 September 2016 and the year to date consolidated financial results for the period from 1 April 2016 to 30 September 2016, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

These consolidated quarterly as well as year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard, Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date consolidated financial results:

(i)	include the quarterly and year to date financial results of the following entities:
	(a)	Infosys Limited;
	(b)	Infosys BPO Limited;
	(c)	Infosys (Czech Republic) Limited s.r.o.;
	(d)	Infosys Technologia Do Brasil LTDA.;
	(e)	Infosys Technologies (Australia) Pty Limited;
	(f)	Infosys Technologies (China) Co. Limited;
	(g)	Infosys McCamish Systems, LLC.;
	(h)	Infosys Public Services, Inc.;
	(i)	Infosys Technologies S. de R.L.de C.V.;
	(j)	Infosys Technologies (Sweden) AB;
	(k)	Infosys Poland Sp z.o.o.;
	(l)	Infosys Technologies (Shanghai) Company Limited;
	(m)	Infosys Americas Inc.;
	(n)	Portland Group Pty Ltd.;
	(o)	Edgeverve Systems Limited;
	(p)	Infosys Conulting Holding AG;
	(q)	Lodestone Management Consultants Inc.;
	(r)	Infosys Management Consulting Pty Limited;
	(s)	Infosys Consulting AG;
	(t)	Lodestone Augmentis AG;
	(u)	Lodestone GmbH;
	(v)	Lodestone Management Consultants (Belgium) S.A.;
	(w)	Infosys Consulting GmbH;
	(x)	Infy Consulting Company Ltd.;
	(y)	Infy Consulting B.V.;
	(z)	Infosys Consulting Ltda.;
	(aa)	Infosys Consulting Sp. z.o.o.;
	(ab)	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
	(ac)	S.C. Infosys Consulting S.R.L.;
	(ad)	Infosys Consulting Pte Ltd.;
	(ae)	Infosys Consulting SAS;
	(af)	Infosys Consulting s.r.o.;
	(ag)	Lodestone Management Consultants Co., Ltd.;
	(ah)	Lodestone Management Consultants GmbH ;
	(ai)	Infosys Consulting S. R. L.;
	(aj)	Infosys BPO, S de R.L. de C.V.;
	(ak)	Infosys Limited Employees’ Welfare Trust;
	(al)	Infosys Science Foundation;
	(am)	Panaya Inc.;
	(an)	Panaya Ltd.;
	(ao)	Panaya Gmbh;
	(ap)	Panaya Pty Ltd.
	(aq)	Panaya Japan Co. Ltd.;
	(ar)	Infosys Nova Holdings LLC.;
	(at)	Kallidus Inc.;
	(au)	Skava Systems Private Limited;
	(av)	Noah Consulting LLC;
	(aw)	Noah Information Management Consulting, Inc.;
	(ax)	Infosys Canada Public Services Lid.;
	(ay)	Infosys Employee Benefits Trust; and
	(az)	Infosys BPO Americas LLC.
(ii)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI circular dated 5 July 2016 in this regard; and
(iii)	give a true and fair view of the consolidated financial performance including other comprehensive income and other financial information for the quarter ended 30 September 2016 as well as the year to date results for the period from 1 April 2016 to 30 September 2016.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
October 14, 2016